SECURITIES AND EXCHANGE COMMISSION
				Washington, D.C.  20549


				Amendment  No. 1 (Final)
						to
					SCHEDULE 13D
			Under the Securities Exchange Act of 1934


					PROFFITT'S, INC.
					----------------
					(Name of Issuer)


			Common Stock, par value $0.10 per share
			---------------------------------------
				(Title of Class of Securities)

						742925100
						--------------
					(CUSIP Number)


					Charles J. Hansen
				Carson Pirie Scott & Co.
					414-347-5307
				331 West Wisconsin Avenue
				Milwaukee, Wisconsin 53203
		--------------------------------------------------------
		(Name, address and telephone number of person authorized
			to receive notices and communications)


					April 2, 1996
		-------------------------------------------------------
		(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or
(4), check the following box:  __

Check the following box if a fee is being paid with this statement:
__












1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Carson Pirie Scott & Co.			37-0175980
- -------------------------------------------------------------------
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
								(a)	__
								(b)	__
- -------------------------------------------------------------------
3.	SEC USE ONLY

- -------------------------------------------------------------------
4.	SOURCE OF FUNDS

	OO
- -------------------------------------------------------------------
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) or 2(e)
									__
- -------------------------------------------------------------------
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois
- -------------------------------------------------------------------
NUMBER OF				7.	SOLE VOTING POWER
SHARES				741,550
BENEFICIALLY			8.	SHARED VOTING POWER
OWNED BY				Not Applicable
EACH					9.	SOLE DISPOSITIVE POWER
REPORTING				741,550
PERSON				10.	SHARED DISPOSITIVE POWER
WITH					Not Applicable
- -------------------------------------------------------------------
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
	PERSON

	741,550
- -------------------------------------------------------------------
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES
									__
- -------------------------------------------------------------------
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (11)

	3.89%
- -------------------------------------------------------------------
14.	TYPE OF REPORTING PERSON

	CO







			Amendment No. 1 to Schedule 13D (Final)

	This Amendment No. 1 amends the Schedule 13D, dated March 8, 1996 (the "Schedule 13D"), filed by Carson Pirie Scott & Co.
("CPS").  The term "Company Common Stock" is defined in the Schedule
13D.

I. Items 5(a), 5(c), and 5(e) of the Schedule 13D are amended and restated as follows:

	(a)	CPS beneficially owns 741,550 shares of Company Common
Stock, representing approximately 3.89% of the shares of Company
Common Stock outstanding, as reported by the Company as of January
3, 1996.

	(c)	Except as described in the next sentence, CPS has not
effected any transaction in Company Common Stock during the past 60 days. On April 2, 1996, CPS sold (i) 50,000 shares of Company
Common Stock at $31.50 per share for net proceeds after fees of $1,574,982 and (ii) 165,000 shares of Company Common Stock at $31.00 per share for net proceeds after fees of $5,114,958. On April 3, 1996, CPS sold 70,000 shares of Company Common Stock at $30.25 per share for net proceeds after fees of $2,117,440.

	(e)	CPS ceased to be the beneficial owner of more than 5% of
Company Common Stock on April 2, 1996. Accordingly, CPS no longer has a reporting obligation under Section 13(d) of Securities
Exchange Act of 1934 with respect to Company Common Stock. CPS does not intend to further amend its report on Schedule 13D to reflect changes in the facts described in the Schedule 13D which may occur after the date of this Amendment No. 1.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 4, 1996

							CARSON PIRIE SCOTT & CO.

							By: CHARLES J. HANSEN
							Charles J. Hansen
							Vice President, General
							Counsel, and Secretary